CUSIP No. 855546107

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                                            OMB APPROVAL
                                                       -------------------------
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                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ____)*


                             StarMedia Network, Inc.
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    855546107
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                                 (CUSIP Number)

                            Harvey M. Eisenberg, Esq.
                                 O'Sullivan LLP
                        30 Rockefeller Plaza - 24th Floor
                              New York, N.Y. 10112
                                 (212) 408-2400
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 29, 2001
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies of this statement are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 855546107


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1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    J.P. Morgan Partners (SBIC), LLC
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)
       -------------------------------------------------------------------------
    (b)
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)    WC
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5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)
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6.  Citizenship or Place of Organization   Delaware
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  Number of Shares         7.  Sole Voting Power     12,914,803
  Beneficially Owned       -----------------------------------------------------
  by Each Reporting        8.  Shared Voting Power      0
  Person With              -----------------------------------------------------
                           9.  Sole Dispositive Power     12,914,803
                           -----------------------------------------------------
                           10. Shared Dispositive Power     0
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person   12,914,803
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
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13. Percent of Class Represented by Amount in Row (11)      18.0%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

         00
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--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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CUSIP No. 855546107



--------------------------------------------------------------------------------
1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    J.P. Morgan Partners (BHCA), L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)
        ------------------------------------------------------------------------
    (b)
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)    WC
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)
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6.  Citizenship or Place of Organization   Delaware
--------------------------------------------------------------------------------
  Number of Shares         7.  Sole Voting Power     1,868,003
  Beneficially Owned       -----------------------------------------------------
  by Each Reporting        8.  Shared Voting Power      0
  Person With              -----------------------------------------------------
                           9.  Sole Dispositive Power     1,868,003
                           -----------------------------------------------------
                           10. Shared Dispositive Power     0
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person     1,868,003
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)      2.6%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

        PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------




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CUSIP No. 855546107




--------------------------------------------------------------------------------
1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    Quetzal/J.P. Morgan Partners, L.P.
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2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)
        ------------------------------------------------------------------------
    (b)
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)    WC
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization   Delaware
--------------------------------------------------------------------------------
  Number of Shares         7.  Sole Voting Power     98,361
  Beneficially Owned       -----------------------------------------------------
  by Each Reporting        8.  Shared Voting Power      0
  Person With              -----------------------------------------------------
                           9.  Sole Dispositive Power     98,361
                           -----------------------------------------------------
                           10. Shared Dispositive Power     0
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person         98,361
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)      1.4%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

         PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------




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CUSIP No. 855546107


ITEM 1.  SECURITY AND ISSUER


         The class of equity securities to which this statement relates is common stock, par value $0.001 per share (the "Common Stock"), of StarMedia Network, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 75 Varick Street, New York, N.Y. 10013.

ITEM 2.  IDENTITY AND BACKGROUND


                  (a) - (c)

                  This statement is being filed by J.P. Morgan Partners (SBIC), LLC (formerly known as Chase Venture Capital Associates, LLC), a Delaware limited liability company ("JPMP (SBIC)"), J.P. Morgan Partners (BHCA), L.P. (formerly known as Chase Equity Associates, L.P.), a Delaware limited partnership ("JPMP (BHCA)") and Quetzal/J.P. Morgan Partners, L.P. (formerly known as Quetzal/Chase Capital Partners, L.P.), a Delaware limited partnership ("Quetzal/JPMP", and together with JPMP (SBIC) and JPMP (BHCA), the "Reporting Persons"). Each of the Reporting Persons is engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business address, principal occupation and employment of each executive officer and director of JPMP (SBIC).

                  JPMP (SBIC) is a wholly owned subsidiary of JPMP (BHCA), whose principal business office is located at the same address as JPMP (SBIC). The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P. (formerly known as Chase Capital Partners, a New York general partnership), a Delaware limited partnership ("JPMP Master Fund"), whose principal business office is located at the same address as JPMP (SBIC), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. The general partner of JPMP Master Fund is JPMP Capital Corp. (formerly known as Chase Capital Corporation), a New York corporation ("JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (SBIC), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. Set forth in Schedule B hereto and incorporated herein by reference are the names, business address, principal occupation and employment of each executive officer and director of JPMP Capital Corp.

                  JPMP Capital Corp. is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation ("JP Morgan Chase"), which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business address, principal occupation and employment of each executive officer and director of JP Morgan Chase.

                  The sole general partner of Quetzal/JPMP is Quetzal/J.P. Morgan Partners (GP), LLC (formerly known as Quetzal/Chase Capital Equity Partners, LLC), a Delaware limited liability company ("Quetzal (GP)"), whose principal business office is located at the same address as JPMP (SBIC), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. The managing members of Quetzal (GP) are Reginald Hollinger and Lauren Tyler. The sole non-managing member of Quetzal
(GP) is JPMP Master Fund. Quetzal (GP) has no directors or officers.


                  Insofar as the requirements of Items 3-6 inclusive of this
Schedule 13D require that, in addition to the Reporting Persons, the information called for therein should be given with respect to each of the persons listed in this Item 2, including JPMP Master Fund, JPMP Master

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CUSIP NO. 855546107

Fund's individual partners, JPMP Capital Corp., JPMP Capital Corp's executive officers and directors, JP Morgan Chase and JP Morgan Chase's executive officers and directors, the information provided in Items 3-6 with respect to the Reporting Persons should also be considered fully responsive with respect to the aforementioned persons who have no separate interests in the Issuer's Common Stock which is required to be reported thereunder. Although the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), might also be deemed to constitute those persons beneficial owners of the Issuer's Common Stock acquired by the Reporting Persons, neither the filing of this statement nor any of its contents shall be deemed an admission that any of such persons is a beneficial owner of the Issuer's Common Stock acquired by the Reporting Persons or a member of a group together with the Reporting Persons either for the purpose of Schedule 13D of the Exchange Act or for any other purpose with respect to the Issuer's Common Stock.

                  (d) - (e)

                  To the Reporting Persons' knowledge, the response to Items 2(d) and (e) of this Schedule 13D is negative with respect to the Reporting Persons and all persons whom information is required hereunder by virtue of the Reporting Persons' response to Item 2.

                  (f) Except as set forth on Schedules A, B and C hereto, each of the executive officers and directors of JPMP (SBIC), JPMP Capital Corp. and JP Morgan Chase is a citizen of the United States of America.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
             PURCHASE OF CAPITAL STOCK

         TRANSACTIONS INVOLVING THE ISSUER

         In July 1997, JPMP (SBIC) and the Flatiron Fund LLC (the "Flatiron Fund", and together with its affiliates, the "Flatiron Investors") purchased 5,535,000 and 465,000 shares, respectively, of the Issuer's Series A Convertible Preferred Stock (the "1997 Series A Preferred Stock"), for an aggregate purchase price of $2,767,500 and $232,500, respectively. The transaction is described in more depth in the Series A Convertible Preferred Stock Purchase Agreement dated as of July 25, 1997 (the "July 25 Purchase Agreement"), a copy of which is filed as Exhibit 1 hereto and is incorporated by reference into this Item 3.

         In December 1997, JPMP (SBIC) sold 300,000 shares of its 1997 Series A Preferred Stock to New York City Investment Fund, LLC, for an aggregate purchase price of $150,000, pursuant to a Stock Purchase Agreement dated as of November 14, 1997.

         In January 1998, JPMP (SBIC) and the Flatiron Fund purchased the Issuer's 8% Convertible Subordinated Notes in the aggregate amount of $3,590,000 and $410,000, respectively, due on the earlier of July 21, 1998 or the closing of the Issuer's Series B Preferred Stock financing; these were repaid in full on or about February 20, 1998.

         In February 1998, JPMP (SBIC) and the Flatiron Fund purchased 2,393,333 and 273,333 shares, respectively, of the Issuer's Series B Redeemable Convertible Stock (the "1998 Series B Preferred Stock"), for an aggregate purchase price of $3,589,999.50 and $409,999.50,


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CUSIP NO. 855546107

respectively. The transaction is described in more depth in the Series B Convertible Preferred Stock Purchase Agreement dated as of February 20, 1998 (the "February 20 Purchase Agreement"), a copy of which is filed as Exhibit 2 hereto and is incorporated by reference into this Item 3.

         In August 1998, JPMP (SBIC) and certain of the Flatiron Investors purchased the Issuer's 8% Convertible Subordinated Notes due on the earlier of December 31, 1998 or the closing of the Issuer's Series C Preferred Stock financing in the aggregate amount of $1,800,000 and $200,000, respectively; these were repaid in full on August 24, 1998.

         In August 1998, JPMP (SBIC) and certain of the Flatiron Investors purchased 3,750,000 and 416,667 shares, respectively, of the Issuer's Series C Convertible Preferred Stock (the "1998 Series C Preferred Stock"), for an aggregate purchase price of $18,000,000 and $2,000,000.60, respectively. The transaction is described in more depth in the Series C Convertible Preferred Stock Purchase Agreement dated as of August 24, 1998 (the "August 24 Purchase Agreement" and together with the July 25 Purchase Agreement and the February 20 Purchase Agreement, the "Purchase Agreements"). A copy of the August 24 Purchase Agreement is filed as Exhibit 3 hereto and is incorporated by reference into this Item 3.

         On May 15, 1999, the Issuer initiated an initial public offering of its Common Stock, and as a result thereof (i) each of the 1997 Series A Preferred Stock, the 1998 Series B Preferred Stock and the 1998 Series C Preferred Stock held by JPMP (SBIC) and certain of the Flatiron Investors was automatically converted into shares of the Issuer's Common Stock and (ii) each of the Purchase Agreements terminated, and as a result thereof JPMP (SBIC) became the record holder of 11,378,333 shares of Common Stock and certain of the Flatiron Investors became the record holders of 1,155,000 shares of Common Stock.

         In addition, in May 1999, JPMP (SBIC) and certain of the Flatiron Investors purchased 360,000 and 90,000 shares, respectively, of the Issuer's Common Stock pursuant to open market transactions, for an aggregate purchase price equal to $5,250,000 and $1,350,000, respectively.

         JPMP (BHCA) and certain of the Flatiron Investors, (collectively, the "Gratis1 Noteholders") purchased debt securities from Gratis1, Inc., a Delaware corporation ("Gratis1"), in an aggregate amount of $17,300,000. Approximately $10,300,000 of such securities were backed by a limited guaranty by the Issuer, payable in Common Stock of the Issuer. The transactions are described in more depth in the Amended and Restated Stock Purchase Agreement, dated September 30, 2000, among the Company and the Gratis1 Noteholders (the "September 30 Purchase Agreement") and in the Stock Purchase Agreement, dated December 22, 2000, among the Company and the Gratis1 Noteholders (the "December 22 Purchase Agreement"). A copy of the September 30 Purchase Agreement and the December 22 Purchase Agreement are filed as Exhibits 4 and 5, respectively, hereto and are incorporated by reference into this Item 3. In February 2001, the Issuer issued 912,406 shares of its Common Stock to JPMP (BHCA) and 146,070 shares of its Common Stock to certain of the Flatiron Investors, pursuant to the guaranty of approximately $7,000,000 of the guaranty of the principal amount of such securities. In connection with the remaining $3,300,000 guaranty, the Issuer has agreed to issue approximately 1,148,000 shares of its Common Stock to JPMP
(BHCA) and certain of the Flatiron Investors in full settlement of the guaranty.


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CUSIP NO. 855546107

         In May 2001, JPMP (SBIC) purchased 117,647 shares of Series A Convertible Preferred Stock, $0.001 par value per share (the "2001 Series A Preferred Stock") from the Issuer for an aggregate purchase price equal to $2,999,999. The transaction is described in more depth in the Securities Purchase Agreement dated May 30, 2001 (the "May 30 Purchase Agreement"), a copy of which is filed as Exhibit 6 hereto and is incorporated by reference into this
Item 3. The May 30 Purchase Agreement provides JPMP (SBIC) with preemptive rights, subject to certain restrictions, to purchase additional shares of Common Stock in order to maintain its ownership percentage interest in the Issuer in the event that the Issuer proposes to issue, sell or exchange any additional capital stock or other equity securities. The May 30 Purchase Agreement provides for various demand and piggy-back registration rights of JPMP (SBIC), and includes customary provisions relating to registration procedures, payment of expenses and indemnification. JPMP (SBIC) will have unlimited piggy-back registration rights, subject to certain restrictions, until the fifth anniversary of the closing of the purchase of the 2001 Series A Preferred Stock.

         The Certificate of Designation of the Preferences, Rights and Limitations of the Series A Convertible Preferred Stock (the "Certificate of Designation") sets forth the rights, preferences and privileges of the 2001 Series A Preferred Stock. The shares of 2001 Series A Preferred Stock are convertible at the option of the holder thereof at anytime or from time to time into 1,176,470 shares of the Issuer's Common Stock. Dividends accrue at a rate of 6% per annum. After 60 months from May 30, 2001, the Issuer shall redeem the 2001 Series A Preferred Stock for cash or shares of the Issuer's stock. Pursuant to the terms of the 2001 Series A Preferred Stock, the Issuer may not, without the affirmative vote or written consent of at least a majority of all outstanding shares of 2001 Series A Preferred Stock, voting or consenting separately as a class, consummate a transaction constituting a change of control unless prior to such consummation the Issuer has made arrangements that ensure the payment to each holder of 2001 Series A Preferred Stock of an amount per share equal to $25.50 (the original price per share for the 2001 Series A Preferred Stock), subject to adjustment in the event of stock splits, subdivisions or combinations or reclassifications, plus all accrued and unpaid dividends.

         On March 30, 2001, the Issuer entered into an Asset Purchase Agreement (the "Asset Purchase Agreement") with Obsidiana, Inc., a Delaware corporation ("Obsidiana"), in which the Issuer agreed to acquire certain assets of Obsidiana in exchange for 1,125,000 shares (the "Obsidiana Payment Shares") of the Issuer's Common Stock. A copy of the Asset Purchase Agreement is filed as
Exhibit 7 hereto and is incorporated by reference into this Item 3. At the time of the execution of the Asset Purchase Agreement, the principal noteholders of Obsidiana were JPMP (BHCA), Quetzal/JPMP and certain of the Flatiron Investors (collectively, the "Obsidiana Noteholders"). Pursuant to a Sideletter Agreement, dated March 30, 2001, between Obsidiana and the Obsidiana Noteholders (the "Obsidiana Sideletter Agreement"), Obsidiana agreed to exchange the Obsidiana Payment Shares for payment of the total outstanding principal amount of the outstanding notes held by the Obsidiana Noteholders. The transactions contemplated by the Asset Purchase Agreement were consummated on August 29, 2001, and the Issuer issued 955,597 shares of its Common Stock to JPMP (BHCA), 98,361 shares of its Common Stock to Quetzal/JPMP and 71,042 shares of its Common Stock to certain of the Flatiron Investors. A copy of the Obsidiana Sideletter Agreement is filed as Exhibit 8 hereto and is incorporated by reference into this Item 3.


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CUSIP NO. 855546107

         In addition to the debt and equity purchases described above, J.P. Morgan Securities Inc. ("JPMP Securities"), an affiliate of JPMP (SBIC), is party to certain agreements with the Issuer pursuant to JPMP Securities performs various investment banking and advisory services on behalf of the Issuer. In 1998, JPMP Securities received an aggregate amount of $1,200,000 for these services.

         Also, in addition to the foregoing, Susan Segal, Partner - Head of the Latin American Group of JPMP Master Fund, the sole general partner of JPMP
(SBIC), is currently a member of the Issuer's Board of Directors.

         In addition, the Flatiron Investors and/or affiliates of the Flatiron Investors (collectively, the "Flatiron Group") are parties to certain co-investment arrangements with JPMP Master Fund and/or affiliates of JPMP Master Fund (the "JPMP Entities") pursuant to which the parties thereto have agreed to develop and manage a venture capital investment program for the purpose of making private investments, primarily in the securities of early stage companies in the internet area (the "Program"). In substance, the Program is similar to a venture capital investment firm, with certain of the Flatiron Investors receiving the equivalent of a standard carried interest from the JPMP Entities. Upon the occurrence of certain contingencies that are outside of the control of the JPMP Entities, certain of the JPMP Entities may acquire a pecuniary interest in the investments made by the Flatiron Investors. None of the JPMP Entities presently has any beneficial or pecuniary interest in the shares of the Issuer held by the Flatiron Investors.

                  SOURCE OF FUNDS

                  The funds provided by the Reporting Persons for the acquisition of the Issuer's equity securities were obtained from the Reporting Persons' working capital, which includes funds that are held available for such purpose.

                  DISCLAIMER OF GROUP STATUS

                  Notwithstanding the existence of the foregoing co-investment arrangements with the Flatiron Group, the Reporting Persons' decisions to acquire the Issuer's equity securities and notes are decisions made unilaterally by the Reporting Persons. In the Reporting Persons' opinion, none of these arrangements materially affect their respective rights to vote and dispose of the Issuer's Common Stock. The Reporting Persons disclaim beneficial ownership of the Issuer's securities held by the Flatiron Group and disclaim that the Reporting Persons are members of a group with the Flatiron Group or any other persons (other than as disclosed herein either for purposes of this Schedule 13D or for any other purpose related to the Reporting Persons' beneficial ownership of the Issuer's securities).

ITEM 4.  PURPOSE OF THE TRANSACTION

         The acquisition of the Issuer's equity securities has been made by the Reporting Persons for investment purposes. Except as identified above, although none of the Reporting Persons have a present intention to do so, each of the Reporting Persons may make additional purchases of the Issuer's Common Stock or other equity securities either in the open market or in privately negotiated transactions, including transactions with the Issuer, depending on an evaluation of the


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CUSIP NO. 855546107

Issuer's business prospects and financial condition, the market for the Common Stock and other equity securities, other available investment opportunities, money and stock market conditions and other future developments.

         Depending on these factors, each of the Reporting Persons may decide to sell all or part of its holdings of the Issuer's Common Stock or other equity securities in one or more public or private transactions.

         Except as set forth in this Schedule 13D, none of the Reporting Persons has a present plan or proposal that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Issuer's Common Stock to cease to be listed on the NASDAQ National Market System or causing the Common Stock to become eligible for termination of registration under section 12(g) of the Exchange Act.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER

          (a)

               (i) JPMP (SBIC) may be deemed the beneficial owner of 12,914,803 shares of the Issuer's Common Stock (assuming conversion of the 2001 Series A Preferred Stock). Based upon the 71,587,541 shares of Common Stock outstanding (assuming conversion of the 2001 Series A Preferred Stock), JPMP (SBIC)'s deemed beneficial ownership represents 18.0% of the Common Stock of the Issuer. JPMP (SBIC) has sole voting power and dispositive power with respect to its shares of the Issuer's Common Stock.

               (ii) JPMP (BHCA) may be deemed the beneficial owner of 1,868,003 shares of the Issuer's Common Stock. Based upon the 70,411,071 shares of Common Stock outstanding, JPMP (BHCA)'s deemed beneficial ownership represents 2.6% of the Common Stock of the Issuer. JPMP (BHCA) has sole voting power and dispositive power with respect to its shares of the Issuer's Common Stock.

               (iii) Quetzal/JPMP may be deemed the beneficial owner of 98,361 shares of the Issuer's Common Stock. Based upon the 70,411,071 shares of Common Stock outstanding, Quetzal/JPMP's deemed beneficial ownership represents 1.4% of the Common Stock of the Issuer. Quetzal/JPMP has sole voting power and dispositive power with respect to its shares of the Issuer's Common Stock.

          (b) Except as otherwise described herein or in any Exhibit filed herewith, to the knowledge of the Reporting Persons, none of the Reporting Persons has effected any transaction in shares of the Common Stock (or in Common Stock equivalents) during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

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CUSIP NO. 855546107

         Reference is hereby made to the information disclosed under Items 3 and 4 of this Schedule 13D and is incorporated by reference in response to this Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 -   Series A Convertible Stock Purchase Agreement, dated as
                       of July 25, 1997, between the Issuer and the purchasers named therein (incorporated by reference to the Issuer's
                       Form S-1 filed with the SEC on March 18, 1999).

         Exhibit 2 -   Series B Convertible Stock Purchase Agreement, dated as
                       of February 20, 1998, between the Issuer and the purchasers named therein (incorporated by reference to the Issuer's Form S-1 filed with the SEC on March 18, 1999).

         Exhibit 3 -   Series C Convertible Stock Purchase Agreement, dated as
                       of August 24, 1998, between the Issuer and the purchasers named therein (incorporated by reference to the Issuer's
                       Form S-1 filed with the SEC on March 18, 1999).

         Exhibit 4 -   Amended and Restated Stock Purchase Agreement, dated as
                       of September 30, 2000, among the Issuer and the purchasers named therein (incorporated by reference to the Issuer's Form 10-K filed with the SEC on April 2, 2001).

         Exhibit 5 -   Stock Purchase Agreement, dated as of December 22, 2000,
                       among the Issuer and the purchasers named therein
                       (incorporated by reference to the Issuer's Form 10-K filed with the SEC on April 2, 2001).

         Exhibit 6 -   Securities Purchase Agreement, dated as of May 30, 2001,
                       by and between the Issuer and the purchasers named therein (incorporated by reference to the Issuer's Form
                       10-Q filed with the SEC on August 14, 2001).

         Exhibit 7 -   Asset Purchase Agreement, dated March 30, 2001, among
                       the Issuer and Obsidiana, Inc.

         Exhibit 8 -   Sideletter Agreement, dated March 30, 2001, among
                       Obsidiana, Inc. and the parties named therein.

         Exhibit 9 -   Joint Filing Agreement dated September 10, 2001.



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CUSIP NO. 855546107

                                    SIGNATURE
                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 10, 2001        J.P. MORGAN PARTNERS (SBIC), LLC




                                 By:  /s/ Jeffrey C. Walker
                                    --------------------------------------------
                                      Name: Jeffrey C. Walker
                                      Title: President


Date:  September 10, 2001        J.P. MORGAN PARTNERS (BHCA), L.P.


                                 By:   JPMP MASTER FUND MANAGER, L.P.,
                                       ITS GENERAL PARTNER

                                 By:   JPMP CAPITAL CORP.,
                                       ITS GENERAL PARTNER




                                 By: /s/ Jeffrey C. Walker
                                    --------------------------------------------
                                      Name: Jeffrey C. Walker
                                      Title: President


Date:  September 10, 2001        QUETZAL/J.P. MORGAN PARTNERS, L.P.


                                 By: Quetzal/J.P. Morgan Partners (GP), LLC, its General Partner




                                 By:  /s/ Lauren M. Tyler
                                    --------------------------------------------
                                      Name: Lauren M. Tyler
                                      Title: Managing Member



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CUSIP NO. 855546107

                                                                      SCHEDULE A

                        J.P. MORGAN PARTNERS (SBIC), LLC

                             EXECUTIVE OFFICERS(1)

President                            Jeffrey C. Walker*
Executive Vice President             Mitchell J. Blutt, M.D.*
Executive Vice President             Arnold L. Chavkin*
Executive Vice President             John M.B. O'Connor*
Managing Director                    Dr. Dana Beth Ardi*
Managing Director                    John R. Baron*
Managing Director                    Christopher C. Behrens*
Managing Director                    David S. Britts*
Managing Director                    Rodney A. Ferguson*
Managing Director                    David L. Ferguson*
Managing Director                    David Gilbert*
Managing Director                    Evan Graf*
Managing Director                    Eric A. Green*
Managing Director                    Michael R. Hannon*
Managing Director                    Donald J. Hofmann, Jr.*
Managing Director                    W. Brett Ingersoll*
Managing Director                    Alfredo Irigoin*
Managing Director                    Andrew Kahn*
Managing Director                    Jonathan R. Lynch*
Managing Director                    Jonathan Meggs*
Managing Director                    Thomas G. Mendell*
Managing Director                    Stephen P. Murray*
Managing Director                    Joao Neiva de Figueiredo, Ph.D.*
Managing Director                    Timothy Purcell*
Managing Director                    Peter Reilly*
Managing Director                    Faith Rosenfeld*
Managing Director                    Robert R. Ruggiero, Jr.*
Managing Director                    Susan L. Segal*
Managing Director                    Kelly Shackelford*
Managing Director                    Shahan D. Soghikian*
Managing Director                    Georg Stratenwerth*
Managing Director                    Lindsay Stuart*
Managing Director                    Patrick J. Sullivan*
Managing Director                    Timothy J. Walsh*
Managing Director                    Richard D. Waters, Jr.*
Managing Director                    Damion E. Wicker, M.D.*
Managing Director                    Eric R. Wilkinson*
Senior Vice President                Marcia Bateson*
Vice President and Treasurer         Elisa R. Stein*
Secretary                            Anthony J. Horan**
Assistant Secretary                  Robert C. Caroll**
Assistant Secretary                  Denise G. Connors**



----------

(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

CUSIP NO. 855546107

                                  DIRECTORS(1)

                               Jeffrey C. Walker*



















----------

(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

CUSIP NO. 855546107


                                                                      SCHEDULE B

                               JPMP CAPITAL CORP.

                              EXECUTIVE OFFICERS(1)

Chief Executive Officer                William B. Harris**
President                              Jeffrey C. Walker*
Executive Vice President               Mitchell J. Blutt, M.D.*
Executive Vice President               Arnold L. Chavkin*
Executive Vice President               John M.B. O'Connor*
Managing Director                      Dr. Dana Beth Ardi*
Managing Director                      John R. Baron*
Managing Director                      Christopher C. Behrens*
Managing Director                      David S. Britts*
Managing Director                      Rodney A. Ferguson*
Managing Director                      David L. Ferguson*
Managing Director                      David Gilbert*
Managing Director                      Evan Graf*
Managing Director                      Eric A. Green*
Managing Director                      Michael R. Hannon*
Managing Director                      Donald J. Hofmann, Jr.*
Managing Director                      Alfredo Irigoin*
Managing Director                      W. Brett Ingersoll*
Managing Director                      Andrew Kahn*
Managing Director                      Jonathan R. Lynch*
Managing Director                      Jonathan Meggs*
Managing Director                      Thomas G. Mendell*
Managing Director                      Stephen P. Murray*
Managing Director                      Joao Neiva de Figueiredo, Ph.D.*
Managing Director                      Timothy Purcell*
Managing Director                      Peter Reilly*
Managing Director                      Faith Rosenfeld*
Managing Director                      Robert R. Ruggiero, Jr.*
Managing Director                      Susan L. Segal*
Managing Director                      Shahan D. Soghikian*
Managing Director                      Georg Stratenwerth*
Managing Director                      Lindsay Stuart*
Managing Director                      Patrick J. Sullivan*
Managing Director                      Kelly Shackelford*
Managing Director                      Timothy J. Walsh*
Managing Director                      Richard D. Waters, Jr.*
Managing Director                      Damion E. Wicker, M.D.*
Managing Director                      Eric R. Wilkinson*
Senior Vice President                  Marcia Bateson*
Vice President and Treasurer           Elisa R. Stein*
Secretary                              Anthony J. Horan**
Assistant Secretary                    Robert C. Carroll**


----------
(1) Each of whom is a United States citizen except for Messrs. Britts, Meggs, Irigoin, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or member of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

CUSIP NO. 855546107



Assistant Secretary                    Denise G. Connors**


                                  DIRECTORS(1)
                              William B. Harrison**
                               Jeffrey C. Walker*


























----------
(1) Each of whom is a United States citizen except for Messrs. Britts, Meggs, Irigoin, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or member of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

CUSIP NO. 855546107


                                                                      SCHEDULE C

                             J.P. MORGAN CHASE & CO.

                              EXECUTIVE OFFICERS(1)

 Chairman of the Board                                 Douglas A. Warner, III*
 President and Chief Executive Officer                 William B. Harrison Jr.*
 Vice Chairman                                         Geoffrey T. Boisi*
 Vice Chairman                                         David A. Coulter*
 Managing Director                                     Ramon de Oliveira*
 Director of Human Resources                           John J. Farrell*
 Vice Chairman                                         Walter A. Gubert*
 Managing Director                                     Thomas B. Ketchum*
 Director of Corporate Marketing and Communications    Frederick W. Hill*
 Vice Chairman                                         Donald H. Layton*
 Vice Chairman                                         James B. Lee Jr. *
 General Counsel                                       William H. McDavid*
 Vice Chairman                                         Marc J. Shapiro*
 Managing Partner                                      Jeffrey C. Walker**


                                  DIRECTORS(1)

                         PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                     BUSINESS OR RESIDENCE ADDRESS
----                     ------------------------------------
Hans W. Becherer         Chairman of the Board
                         Chief Executive Officer
                         Deere & Company
                         One John Deere Place
                         Moline, IL 61265

Riley P. Bechtel         Chairman and Chief Executive Officer
                         Bechtel Group, Inc.
                         P.O. Box 193965
                         San Francisco, CA 94119-3965

Frank A. Bennack, Jr.    President and Chief Executive Officer
                         The Hearst Corporation
                         959 Eighth Avenue
                         New York, New York 10019

Lawrence A. Bossidy      Chairman of the Board
                         Honeywell International
                         P.O. Box 3000
                         Morristown, NJ 07962-2245







--------

(1)   Each of whom is a United States citizen.

* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee and/or member of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

CUSIP NO. 855546107


                         PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                     BUSINESS OR RESIDENCE ADDRESS
----                     ------------------------------------
M. Anthony Burns         Chairman of the Board and
                         Chief Executive Officer
                         Ryder System, Inc.
                         3600 N.W. 82nd Avenue
                         Miami, Florida 33166

H. Laurence Fuller       Co-Chairman
                         BP Amoco p.l.c.
                         1111 Warrenville Road, Suite 25
                         Chicago, Illinois 60563

Ellen V. Furter          President
                         American Museum of Natural History
                         Central Park West at 79th Street
                         New York, NY 10024

William H. Gray, III     President and Chief Executive Officer
                         The College Fund/UNCF
                         9860 Willow Oaks Corporate Drive
                         P.O. Box 10444
                         Fairfax, Virginia 22031

William B. Harrison, Jr. President and Chief Executive Officer
                         The Chase Manhattan Corporation
                         270 Park Avenue, 8th Floor
                         New York, New York  10017-2070

Helene L. Kaplan         Of Counsel
                         Skadden, Arps, Slate, Meagher & Flom LLP
                         919 Third Avenue - Room 29-72
                         New York, New York 10022

Lee R. Raymond           Chairman of the Board and Chief Executive Officer
                         Exxon Mobil Corporation
                         5959 Las Colinas Boulevard
                         Irving,TX 75039-2298

John R. Stafford         Chairman, President and Chief Executive Officer
                         American Home Products Corporation
                         5 Giralda Farms
                         Madison, New Jersey 07940

Lloyd D. Ward            Former Chairman of Board and Chief Executive Officer
                         of Maytag
                         13338 Lakeshore Drive
                         Clive, Iowa  50325

Douglas A. Warner III    Chairman of the Board
                         J.P. Morgan Chase & Co.
                         270 Park Avenue
                         New York, New York 10017

Marina v.N. Whitman      Professor of Business Administration and Public Policy
                         The University of Michigan
                         School of Public Policy
                         411 Lorch Hall, 611 Tappan Street
                         Ann Arbor, MI 48109-1220